============================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                               (Amendment No. 42)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           WILLAMETTE INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                             COMPANY HOLDINGS, INC.
                              WEYERHAEUSER COMPANY
                      (Names of Filing Persons -- Offerors)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                    969133107
                      (CUSIP Number of Class of Securities)

                              Robert A. Dowdy, Esq.
                              Weyerhaeuser Company
                          Federal Way, Washington 98063
                            Telephone: (253) 924-2345

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                               Richard Hall, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                            New York, New York 10019
                            Telephone: (212) 474-1000

          ============================================================

                                   SCHEDULE TO


          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION.

          On May 30, 2001, Weyerhaeuser sent a letter to the board of directors of Willamette. The text of a press release issued by Weyerhaeuser is filed as Exhibit (a)(5)(MM) hereto.

          On May 31, 2001, Weyerhaeuser commenced publication of a newspaper advertisement regarding the Offer and Willamette's 2001 annual meeting of shareholders. The text of the advertisement is filed as Exhibit (a)(5)(NN) hereto.

ITEM 12.     EXHIBITS.

(a)(5)(MM)   Press release issued by Weyerhaeuser Company on May 30, 2001.

(a)(5)(NN) Newspaper advertisement initially published on May 31, 2001 by Weyerhaeuser Company.

                                   SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                        COMPANY HOLDINGS, INC.,

                                             by

                                                       /s/ STEVEN R. ROGEL
                                                --------------------------------
                                                Name:  Steven R. Rogel
                                                Title: President


                                        WEYERHAEUSER COMPANY,

                                             by

                                                       /s/ STEVEN R. ROGEL
                                                --------------------------------
                                                Name:  Steven R. Rogel
                                                Title: President and Chief
                                                       Executive Officer


           Dated: May 31, 2001

                                  Exhibit Index




Exhibit         Description
-------         -----------

(a)(5)(MM) Press release issued by Weyerhaeuser Company on May 30, 2001.

(a)(5)(NN) Newspaper advertisement initially published on May 31, 2001 by Weyerhaeuser Company.

                                                              Exhibit (a)(5)(MM)

                                                     [Weyerhaeuser Company logo]



NEWS RELEASE

For Immediate Release


          WEYERHAEUSER SENDS LETTER TO WILLAMETTE BOARD OF DIRECTORS


FEDERAL WAY, Wash., May 30, 2001 - Steven R. Rogel, chairman, president and chief executive officer of Weyerhaeuser Company (NYSE: WY), today sent the following letter to the Board of Directors of Willamette Industries, Inc. (NYSE:
WLL):

     May 30, 2001

     Willamette Industries, Inc.
     1300 Southwest Fifth Avenue
     Portland, Oregon 97201

     Attention: Board of Directors

     Dear Gentlemen:

     We feel compelled to bring to your attention mischaracterizations and false statements made by Willamette in a May 28, 2001 letter to your shareholders.

     In the letter, Willamette continues to demonstrate what we believe is a complete misunderstanding of the fiduciary duties of the directors of a public corporation. In contrast, the Weyerhaeuser nominees understand their fiduciary duties. If elected, they will encourage the board to participate in a meaningful dialogue with Weyerhaeuser. That dialogue would result in a transaction only if a majority of the Willamette board believes it in the best interest of Willamette's shareholders.

     The Weyerhaeuser nominees have no preconceptions about what the right price for a negotiated sale of Willamette might be. Despite the fact that the Willamette board appears to believe that Willamette is worth a higher price than its shares have ever achieved in the market, they have never disclosed at what price, if any, they would consider a sale transaction.

     Consistent with this approach, on May 23, 2001, Willamette's financial advisor told Weyerhaeuser's financial advisor that they were not authorized to discuss value with Weyerhaeuser or its representatives. As for Willamette's recent speculation about the company's value, we note that Willamette's so-called "value-enhancing" initiatives were widely known in the marketplace well before Weyerhaeuser commenced its offer. Your representatives have recently begun to characterize these projects as "investments" despite the fact that less than half of the capital cost of these initiatives has been expended.


                                     -more-

     In light of Willamette's apparent sensitivity to fiduciary duty, we find it incredible that you purport to know how much Weyerhaeuser is willing to pay in a negotiated transaction, when -- despite our stated willingness to pay more than $50 per share -- Willamette continues to refuse to explore the Weyerhaeuser offer. Your position confirms our belief that Willamette is simply unwilling to sell at any price.

     Weyerhaeuser has consistently tried to focus on the issues that are important to shareholders: shareholder value and board accountability. Nevertheless, we feel compelled to correct the blatant fabrication in the May 28th letter to shareholders. Willamette's allegation that Weyerhaeuser told Willamette that the timing of Weyerhaeuser's bid was motivated by its concern that Willamette's share price was going to increase is false and outrageous. Given your SEC disclosure obligations and the fact that your representatives have taken every opportunity to twist Weyerhaeuser's statements to attempt to portray Weyerhaeuser in an unfavorable light, it strains credulity to believe that Willamette would have waited until yesterday to disclose this, were it true.

     Finally, you accuse us of being disingenuous, but we remind you that two well-respected, independent proxy advisory firms, after listening to the positions of both sides, have recommended that Willamette shareholders vote for the Weyerhaeuser nominees.

     Sincerely,

     /s/ Steven R. Rogel

     Steven R. Rogel
     Chairman, President and Chief Executive Officer

IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, June 7, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:

    ANALYSTS                                              MEDIA
    Kathryn McAuley      Joele Frank / Jeremy Zweig       Bruce Amundson
    Weyerhaeuser         Joele Frank, Wilkinson           Weyerhaeuser
    (253) 924-2058       Brimmer Katcher                  (253) 924-3047
                         (212) 355-4449

                                                              Exhibit (a)(5)(NN)


TO ALL WILLAMETTE SHAREHOLDERS:



                           SETTING THE RECORD STRAIGHT

                        [Weyerhaeuser Company letterhead]


     May 30, 2001

     Willamette Industries, Inc.
     1300 Southwest Fifth Avenue
     Portland, Oregon 97201

     Attention: Board of Directors

     Dear Gentlemen:

     We feel compelled to bring to your attention mischaracterizations and false statements made by Willamette in a May 28, 2001 letter to your shareholders.

     In the letter, Willamette continues to demonstrate what we believe is a complete misunderstanding of the fiduciary duties of the directors of a public corporation. In contrast, the Weyerhaeuser nominees understand their fiduciary duties. If elected, they will encourage the board to participate in a meaningful dialogue with Weyerhaeuser. That dialogue would result in a transaction only if a majority of the Willamette board believes it in the best interest of the Willamette shareholders.

     The Weyerhaeuser nominees have no preconceptions about what the right price for a negotiated sale of Willamette might be. Despite the fact that the Willamette board appears to believe that Willamette is worth a higher price than its shares have ever achieved in the market, they have never disclosed at what price, if any, they would consider a sale transaction.

     Consistent with this approach, on May 23, 2001, Willamette's financial advisor told Weyerhaeuser's financial advisor that they were not authorized to discuss value with Weyerhaeuser or its representatives. As for Willamette's recent speculation about the company's value, we note that Willamette's so-called "value-enhancing" initiatives were widely known in the marketplace well before Weyerhaeuser commenced its offer. Your representatives have recently begun to characterize these projects as "investments" despite the fact that less than half of the capital cost of these initiatives has been expended.

     In light of Willamette's apparent sensitivity to fiduciary duty, we find it incredible that you purport to know how much Weyerhaeuser is willing to pay in a negotiated transaction, when -- despite our stated willingness to pay more than $50 per share -- Willamette continues to refuse to explore the Weyerhaeuser offer. Your position confirms our belief that Willamette is simply unwilling to sell at any price.

     Weyerhaeuser has consistently tried to focus on the issues that are important to shareholders: shareholder value and board accountability. Nevertheless, we feel compelled to correct the blatant fabrication in the May 28th letter to shareholders. Willamette's allegation that Weyerhaeuser told Willamette that the timing of Weyerhaeuser's bid was motivated by its concern that Willamette's share price was going to increase is false and outrageous. Given your SEC disclosure obligations and the fact that your representatives have taken every opportunity to twist Weyerhaeuser's statements to attempt to portray Weyerhaeuser in an unfavorable light, it strains credulity to believe that Willamette would have waited until yesterday to disclose this, were it true.

     Finally, you accuse us of being disingenuous, but we remind you that two well- respected, independent proxy advisory firms, after listening to the positions of both sides, have recommended that Willamette shareholders vote for the Weyerhaeuser nominees.

     Sincerely,

     /s/ Steven R. Rogel

     Steven R. Rogel
     Chairman, President and Chief Executive Officer


                   ASK YOURSELF: WHAT WOULD MY SHARES BE WORTH
                           IF WEYERHAEUSER WENT AWAY?

                VOTE GOLD NOW TO TAKE CONTROL OF YOUR INVESTMENT

We believe that you deserve a board of directors that will act to protect your interests. You can make your voice heard in a manner that cannot be ignored by your board of directors by electing the Weyerhaeuser nominees at Willamette's June 7th Annual Meeting. If our slate is elected at the June 7th meeting and Willamette continues to refuse to negotiate, Weyerhaeuser intends to nominate a slate of directors for election at Willamette's 2002 Annual Meeting. HOWEVER, IF THE WEYERHAEUSER NOMINEES ARE NOT ELECTED ON JUNE 7TH, WE WILL WITHDRAW OUR OFFER, SINCE IT WILL TAKE AT LEAST TWO MORE YEARS, UNTIL THE 2003 ANNUAL MEETING, TO EFFECT A TRANSACTION NOT APPROVED BY THE CURRENT WILLAMETTE BOARD.


                           [Weyerhaeuser Company logo]


 To support the Weyerhaeuser nominees, ignore the green proxy card. You must use the GOLD card to vote for the Weyerhaeuser nominees.
If you have any questions or require any assistance in executing or delivering your proxy, please call our proxy solicitor, INNISFREE M&A INCORPORATED, at 1-877-750-5838 (toll-free).

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, June 7, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.


                                                                    May 31, 2001